Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
April 26, 2016
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Autocallable Growth Barrier Notes

▸ **$775,000 Autocallable Growth Barrier Notes linked to the Energy Select Sector SPDR® Fund**

▸ **The notes will be automatically called on April 27, 2017, the Call Observation Date, if the Official Closing Price of the Reference Asset is greater than 110% of the Initial Price.**

▸ **If the notes are automatically called, you will receive a Call Redemption Amount of $1,150 per $1,000 in principal amount, as discussed in more detail below.**

If the securities are not automatically called:

▸ **Maturity of approximately 3 years**

▸ **1.50x uncapped exposure to any positive return of the Reference Asset**

▸ **Contingent repayment of principal if the Reference Return is greater than or equal to the Barrier Percentage of -25%**

▸ **Full exposure to declines in the Reference Asset if the Reference Return is less than the Barrier Percentage**

▸ **All payments on the securities are subject to the credit risk of HSBC USA Inc.**

The Autocallable Growth Barrier Notes (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the securities on the Pricing Date is $960.50 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-2 and "Risk Factors" beginning on page PS-5 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000	$0	$1,000
Total	$775,000	$0	$775,000

[1] HSBC USA Inc. or one of our affiliates may pay referral fees of up to 1.20% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

The securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.
Autocallable Growth Barrier Notes



Linked to the Energy Select Sector SPDR® Fund

This pricing supplement relates to a single offering of Autocallable Growth Barrier Notes. The offering of securities will have the terms described in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is less than the Barrier Percentage, lose some or all of your principal.**

This pricing supplement relates to an offering of securities linked to the performance of the Energy Select Sector SPDR® Fund (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	Energy Select Sector SPDR® Fund (Ticker: XLE)
Call Feature	The securities will be automatically called if the Official Closing Price of the Reference Asset on the Call Observation Date is greater than $74.05, which is 110% of the Initial Price (rounded to two decimal places). In such a case, you will receive a cash payment equal to the Call Redemption Amount on the Call Payment Date.
Call Redemption Amount	$1,150, which was calculated as follows: $1,000 + ($1,000 × 10% × Upside Participation Rate)
Call Observation Date:	April 27, 2017, subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Call Payment Date:	May 2, 2017, subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Trade Date:	April 26, 2016
Pricing Date:	April 26, 2016
Original Issue Date:	April 29, 2016
Final Valuation Date:	April 25, 2019. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	If the securities are not automatically called, April 30, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Upside Participation Rate:	150% (1.50x)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Final Settlement Value:	**Unless the securities are automatically called:** *If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return × Upside Participation Rate) *If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage,* you will receive $1,000 per $1,000 Principal Amount (zero return). *If the Reference Return is less than the Barrier Percentage,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return). Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Barrier Percentage. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Asset declines below the Barrier Percentage, you will lose some or all of your investment.**
Barrier Percentage:	-25%
Initial Price:	$67.32, which was the Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the price displayed on the Bloomberg Professional® service page "XLE UP <EQUITY>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the Calculation Agent as described under "Additional Terms of the Notes — Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40433ULC8 / US40433ULC89
Estimated Initial Value:	The Estimated Initial Value of the securities is less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any."

GENERAL

This pricing supplement relates to an offering of securities linked to the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of securities relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT ON THE SECURITIES

Call Feature

The securities will be automatically called if the Official Closing Price of the Reference Asset on the Call Observation Date is greater than $74.05, which is 110% of the Initial Price (rounded to two decimal places). If the securities are automatically called, investors will receive, on the Call Payment Date, a cash payment equal to the Call Redemption Amount of $1,150, which was calculated as follows:

$1,000 + ($1,000 × 10% × Upside Participation Rate).

Maturity

Unless the securities are automatically called, on the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Barrier Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point decline in the Reference Asset. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Barrier Percentage, you will lose some or all of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Issuer

The reference issuer is Select Sector SPDR Trust.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the price of the Reference Asset will increase over the term of the securities.

▶ You are willing to hold Notes that will be called on the Call Observation Date if the Official Closing Price is greater than 110% of the Initial Price, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to make an investment whose return will be limited to the Call Redemption Amount if the securities are automatically called.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point decline in the Reference Asset if the Reference Return is less than Barrier Percentage of -25%.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset or on the stocks held by the Reference Asset.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unable or unwilling to hold Notes that will be called on the Call Observation Date if the Official Closing Price is greater than 110% of the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You seek an investment whose return will not be limited to the Call Redemption Amount if the securities are automatically called.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point decline in the Reference Asset if the Reference Return is less than the Barrier Percentage of -25%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid to holders of the Reference Asset or on the stocks held by the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the Reference Asset or any of the stocks included in the Underlying Index. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying, prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be fully exposed to the decline in the Reference Asset if the Reference Return is less than the Barrier Percentage of -25%. Accordingly, if the Reference Return is less than the Barrier Percentage, your Payment at Maturity will be less than the Principal Amount of your securities by an amount proportionate to the decrease in the Reference Asset. **There is no minimum payment on the securities and, accordingly, you could lose your entire investment.**

The Notes may be called prior to the Maturity Date.

If the securities are automatically called on the Call Observation Date, you will only receive a return equal to the Call Redemption Amount. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are called prior to the Maturity Date.

Your return on the Notes is limited if the Notes are called.

If the securities are automatically called on the Call Observation Date, your return on the securities will be limited to the Call Redemption Amount, regardless of the appreciation in the Reference Asset, which may be significant.

The amount payable on the securities is not linked to the price of the Reference Asset at any time other than on the Call Observation Date or the Final Valuation Date.

The Official Closing Price on the Call Observation Date, subject to postponement for non-trading days and certain market disruption events, will determine whether or not the securities are called, and if so, you will receive the Call Redemption Amount.

The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Owning the securities is not the same as owning the Reference Asset or the stocks included in the Underlying Index.

The return on your securities may not reflect the return you would realize if you actually owned the Reference Asset or stocks included in the Underlying Index. As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset or the stocks included in the Underlying Index would have.

Changes that affect the Reference Asset or the Underlying Index may affect the price of the Reference Asset and the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer or S&P Dow Jones Indices LLC (the "Index Sponsor"), the index sponsor of the Underlying Index, concerning additions, deletions and substitutions of the constituents comprising the Reference Asset or the Underlying Index, as applicable, and the manner in which the reference issuer or the Index Sponsor takes account of certain changes affecting those constituents included in the Reference Asset or the Underlying Index may affect the price of the Reference Asset. The policies of the reference issuer or the Index Sponsor with respect to the calculation of the Reference Asset or the Underlying Index, as applicable, could also affect the price of the Reference Asset. The reference issuer or the Index Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset or the Underlying Index, as applicable. Any such actions could affect the price of the Reference Asset and the value of the securities.

The performance and market value of the Reference Asset during periods of market volatility may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset.

During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the securities in the secondary market and/or reduce your payment at maturity.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 7 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Risks associated with the energy sector.

The XLE invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the XLE.

Risks associated with concentration of investment in a particular sector.

The equity securities held by the XLE are issued by companies that are in the following industries: oil, gas and consumable fuels and energy equipment and services. Consequently, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price and assume that the securities are not automatically called. We cannot predict whether the securities will be automatically called or predict the actual Final Price of the Reference Asset if the securities reach maturity. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the table and examples below is not the actual Initial Price. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. If the securities are not called, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are not called and are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples are based on the following terms:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Price:	$60.00
▶	Upside Participation Rate:	150%
▶	Barrier Percentage:	-25%

The actual Initial Price is set forth on page PS-2 of this pricing supplement.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
$120.00	100.00%	$2,500.00	150.00%
$108.00	80.00%	$2,200.00	120.00%
$96.00	60.00%	$1,900.00	90.00%
$84.00	40.00%	$1,600.00	60.00%
$78.00	30.00%	$1,450.00	45.00%
$72.00	20.00%	$1,300.00	30.00%
$66.00	10.00%	$1,150.00	15.00%
$63.00	5.00%	$1,075.00	7.50%
$61.20	2.00%	$1,030.00	3.00%
$60.60	1.00%	$1,015.00	1.50%
$60.00	**0.00%**	**$1,000.00**	**0.00%**
$59.40	-1.00%	$1,000.00	0.00%
$58.80	-2.00%	$1,000.00	0.00%
$57.00	-5.00%	$1,000.00	0.00%
$54.00	-10.00%	$1,000.00	0.00%
$48.00	-20.00%	$1,000.00	0.00%
$45.00	**-25.00%**	**$1,000.00**	**0.00%**
$42.00	-30.00%	$700.00	-30.00%
$36.00	-40.00%	$600.00	-40.00%
$24.00	-60.00%	$400.00	-60.00%
$12.00	-80.00%	$200.00	-80.00%
$0.00	-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The price of the Reference Asset increases from the Initial Price of $60.00 to a Final Price of $66.00.

Reference Return:	10.00%
Final Settlement Value:	**$1,150.00**

Because the Reference Return is positive, the Final Settlement Value would be $1,150.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 10.00\% \times 150\%)$$

$$= \$1,150.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates.

Example 2: The price of the Reference Asset decreases from the Initial Price of $60.00 to a Final Price of $57.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000**

Because the Reference Return is less than zero but greater than the Barrier Percentage of -25%, the Final Settlement Value would be $1,000 per $1,000 Principal Amount (a zero return).

Example 3: The price of the Reference Asset decreases from the Initial Price of $60.00 to a Final Price of $30.00.

Reference Return:	-50.00%
Final Settlement Value:	**$500.00**

Because the Reference Return is less than the Barrier Percentage of -25%, the Final Settlement Value would be $500.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

$$= \$1,000 + (\$1,000 \times -50.00\%)$$

$$= \$500.00$$

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the price of the Reference Asset if the Reference Return is less than the Barrier Percentage. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

The examples above assume that the securities are not automatically called. If the securities are automatically called on the Call Observation Date, you will receive a cash payment on the Call Payment Date equal to the Call Redemption Amount. If the securities are automatically called, you would receive a payment per $1,000 Principal Amount on the Call Payment Date equal to $1,000 + ($1,000 × 10% × 150%), or $1,150.

THE ENERGY SELECT SECTOR SPDR® FUND ("XLE")

Description of the SPX

Description of the XLE

The XLE seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the S&P® Energy Select Sector Index. The S&P® Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The S&P® Energy Select Sector Index seeks to represent the energy sector of the S&P 500® Index. The S&P® Energy Select Sector Index includes companies in the following industries: oil, gas and consumable fuels, and energy equipment and services.

For more information about the XLE, see "Energy Select Sector SPDR® Fund" beginning on page S-8 of the accompanying ETF Underlying Supplement.

Historical Performance of the XLE

The following graph sets forth the historical performance of the XLE based on the daily historical closing values from January 1, 2008 through April 26, 2016. The closing value for the XLE on April 26, 2016 was $67.32. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the XLE should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the XLE on the Final Valuation Date or on the Call Observation Date.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/2/2008	3/31/2008	80.44	66.95	74.06
4/1/2008	6/30/2008	90.39	74.06	88.48
7/1/2008	9/30/2008	88.85	59.65	63.30
10/1/2008	12/31/2008	63.30	39.96	47.77
1/2/2009	3/31/2009	51.89	38.12	42.46
4/1/2009	6/30/2009	54.03	42.46	48.05
7/1/2009	9/30/2009	55.89	44.52	53.92
10/1/2009	12/31/2009	59.76	51.97	57.01
1/4/2010	3/31/2010	60.30	53.74	57.52
4/1/2010	6/30/2010	62.09	49.68	49.68
7/1/2010	9/30/2010	56.31	49.38	56.06
10/1/2010	12/31/2010	68.25	56.06	68.25
1/3/2011	3/31/2011	80.01	67.79	79.75
4/1/2011	6/30/2011	80.48	70.93	75.35
7/1/2011	9/30/2011	79.73	58.51	58.51
10/3/2011	12/30/2011	73.04	56.52	69.13
1/3/2012	3/30/2012	76.23	69.13	71.75
4/2/2012	6/29/2012	72.45	61.99	66.37
7/2/2012	9/28/2012	76.57	64.96	73.44
10/1/2012	12/31/2012	75.02	68.56	71.42
1/2/2013	3/29/2013	80.02	71.42	79.31
4/1/2013	6/28/2013	83.28	74.08	78.30
7/1/2013	9/30/2013	85.33	78.30	82.91
10/1/2013	12/31/2013	88.51	81.87	88.51
1/1/2014	3/31/2014	89.06	81.89	89.06
4/1/2014	6/30/2014	101.29	88.45	100.10
7/1/2014	9/30/2014	100.58	90.62	90.62
10/1/2014	12/31/2014	90.62	73.36	79.16
1/1/2015	3/31/2015	82.29	72.86	77.58
4/1/2015	6/30/2015	82.94	74.64	75.16
7/1/2015	9/30/2015	75.16	59.22	61.20
10/1/2015	12/31/2015	71.40	58.79	60.32
1/1/2016	3/31/2016	63.75	51.80	61.92
4/1/2016*	4/26/2016*	67.32	60.20	67.32

*This document includes, for the second calendar quarter of 2016, data for the period from April 1, 2016 through April 26, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2016.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay referral fees of up to 1.20% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the XLE (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, call, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, call, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the XLE will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, call, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale, call, exchange or maturity of the security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to securities issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the securities will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE SECURITIES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

Pricing Supplement

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$775,000 Autocallable Growth Barrier Notes Linked to the Energy Select Sector SPDR® Fund

April 26, 2016

PRICING SUPPLEMENT